EXHIBIT 4.6

EMPLOYMENT AGREEMENT

     EMPLOYMENT AGREEMENT dated as of February 18, 2004, by and between Citizens Financial Group, Inc., a Delaware corporation (the “Company”), and Lawrence K. Fish (the “Executive”), residing at 171 Heath Street, Brookline, Massachusetts 02467.

     WHEREAS the Company and Executive are parties to an employment agreement dated July 1, 1996 (the “Prior Agreement”);

     WHEREAS the Company desires to continue to employ Executive and to enter into this agreement embodying the terms of such employment (the “Agreement”) and replacing and superseding the Prior Agreement;

     WHEREAS Executive desires to accept such continued employment and enter into this Agreement;

     NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the parties agree as follows:

     1.  Term and Condition of Employment. Subject to the provisions of Section 7, Executive shall continue to be employed by the Company for a period commencing on February 18, 2004 (the “Commencement Date”) and ending on the earlier of (a) the date which is twelve (12) months after written notice of termination is given to Executive by the Company and (b) the date which is twelve (12) months after written notice of termination is given to the Company by Executive. The period beginning on the Commencement Date and ending on such termination date shall be referred to as the “Employment Term.” Notwithstanding the foregoing, in no event shall the Employment Term extend past the date on which the Executive attains age sixty-five.

     2. Position. (a) During the term of his employment hereunder Executive shall serve as Chairman, President and Chief Executive Officer of the Company. Executive shall have such duties and authority as shall be determined from time to time by the Board of Directors of the Company (the “Board”), which duties and authority shall be consistent with his status, titles and positions. In such positions, Executive shall have primary responsibility for the operations of the businesses of the Company and its subsidiaries, shall have the authority of a chief executive officer with respect to such businesses and shall report directly to the Board. Executive shall also have a direct reporting responsibility to the Chief Executive of The Royal Bank of Scotland plc. To the extent that Executive may in accordance with this Section 2 be assigned responsibilities or perform services for subsidiaries of the Company, the Company shall cause the respective subsidiaries to fulfill or cooperate in fulfilling the Company’s obligations under this Agreement.

     (b) In addition, during the term of his employment hereunder Executive shall continue to serve as Chairman of the Board, Director of The Royal Bank of Scotland plc and Director of The Royal Bank of Scotland Group plc (“RBS”).

     (c) During the term of his employment hereunder, Executive will devote substantially all of his business time and best efforts to the performance of his duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict with the rendition of such services either directly or indirectly, without the prior written consent of the Board. Without limiting the generality of the foregoing, Executive may devote a reasonable amount of time to such community service, including service on governmental advisory bodies, as in the reasonable opinion of the Company does not adversely affect his ability to perform his obligations hereunder.

     3.  Base Salary. The Company shall pay Executive an annual base salary (the “Base Salary”) at the initial rate of $1,000,000, payable in arrears in substantially equal installments not less frequently than monthly in accordance with the Company’s payroll practices during the Employment Term. Executive shall be entitled to such increases in his Base Salary, if any, as may be recommended by the Group Chief Executive of RBS and approved by the Remuneration Committee of RBS. In no event shall Executive’s Base Salary, as it may be increased from time to time in accordance with this Section 3, be reduced.

     4. Incentive Compensation. (a) With respect to each calendar year during which Executive is employed hereunder, he shall also be eligible to participate in the Company’s Annual Incentive Plan, in accordance with the terms thereof in effect from time to time; provided, however, that notwithstanding any term of such Annual Incentive Plan, Executive shall be entitled, with respect to each full calendar year during which Executive is employed hereunder, to a bonus, subject to attainment of pre-determined performance targets, of at least 100%, and not more than 200%, of Base Salary for the relevant year. In the event the Employment Term expires pursuant to Section 1 hereof during a calendar year, Executive will be eligible to receive a fraction of the bonus, if any, he would have received under the Company’s Annual Incentive Plan had he been employed by the Company for the entire such calendar year, the numerator of which fraction shall be the number of days during such calendar year in which the Executive was employed hereunder and the denominator of which fraction shall be 365. Such amount, if any, shall be paid on the date payment would be otherwise made pursuant to the Company’s Annual Incentive Plan.

     (b) (i) With respect to each long-term performance period beginning prior to or on January 1, 2004 during all of which (except as otherwise set forth herein) Executive is employed hereunder, he shall also be eligible to participate in the Company’s historic cash Long Term Incentive Plan (the “Long Term Incentive Plan”), in accordance with the terms thereof in effect from time to time; provided, however, that notwithstanding any term of such Long Term Incentive Plan, Executive shall be entitled, with respect to each such performance period during all of which Executive is employed hereunder, to a long term incentive, subject to attainment of pre-determined performance targets, of at least 60% of Base Salary for the relevant period and a maximum long term incentive of 105% of Base Salary for the relevant period. In the event the Employment Term expires pursuant to Section 1 hereof, Executive will be eligible to receive, for each performance period in progress at the time of such expiration, a fraction of the long term incentive amount, if any, he would have received under the Long Term Incentive Plan had he been employed by the Company for the whole of such performance period, the numerator of which fraction shall be the number of days during such performance period in which the Executive was employed hereunder and the denominator of which fraction shall be 1095. Such amounts, if any, shall be paid on the respective dates payment would be otherwise made pursuant to the Long Term Incentive Plan.

     (ii) With respect to the period beginning on or after January 1, 2005, Executive shall be eligible to participate in the long-term incentive programs established for executives of the Company from time to time on the same terms and conditions as other executive officers of the Company. Under such long term plan or plans, Executive will be entitled to receive a total award opportunity consistent with his position with the Company and past practice. It is anticipated that awards under such plan or plans shall consist of options to purchase RBS securities and as well as cash awards, with performance measured at both the Company and RBS level. Any such long term plan or the awards thereunder will contain provisions addressing the treatment of awards in the event a participant’s employment terminates prior to the expiration of the applicable performance period.

     5. Employee Benefits. During the term of his employment hereunder, Executive shall be provided employee benefits (including fringe benefits, pension plan participation and life, health, accident and disability insurance) (collectively “Employee Benefits”) on the same basis as those benefits are generally made available to senior executives of the Company from time to time, except as otherwise provided in this Section 5. To the extent not otherwise provided pursuant to the foregoing provision, during the term of his employment, Executive shall be entitled to the following benefits:

     (a) Executive shall be eligible to participate in any pension or savings plan maintained by the Company and shall be given five years of service credit for vesting purposes in respect of any benefit accrued by him under each such plan during the Employment Term. In addition, (i) Executive shall be given an additional five years of service credit for benefit accrual purposes under the Company’s pension plan and any excess plan related or supplemental thereto, in recognition of his employment by the Company through March 31, 1997, and (ii) in the event Executive remains employed by the Company through age 60, Executive shall be given an additional three years of service credit for benefit accrual purposes under the Company’s pension plan and any excess plan related or supplemental thereto.

     (b) Executive shall be provided long term disability benefits pursuant and supplemental to the Company’s long-term disability plan which in the aggregate will provide for replacement of 50% of the sum of his Base Salary and most recent annual bonus in the event of Executive’s long-term disability occurring during the term of Executive’s employment hereunder, subject to adjustment as provided below. Such coverage may be provided under an insurance arrangement or out of the Company’s general assets, or a combination thereof. The benefit provided under this paragraph shall be subject to any amendments to or changes in the Company’s long-term disability plan applicable to all senior executives of the Company.

     (c) Executive shall be provided with life insurance benefits under the Company’s group life insurance plan. The coverage limit under such plan shall be treated as increased to $1,500,000, or such additional coverage shall be self-insured by the Company.

     (d) In the event that the Company requires that Executive relocate and establish a permanent residence in any of the Company’s market areas at any time during the Employment Term, the Company will reimburse Executive for reasonable relocation expenses, in accordance with applicable Company policy.

     (e) Executive shall be entitled to a minimum of six weeks annual vacation, in accordance with the Company’s vacation policies.

     (f) Executive shall be entitled to the use of an automobile and driver and the payment by the Company of relevant costs associated with business use thereof in accordance with the Company’s usual policy (as supplemented from time to time so that Executive receives fringe benefits on terms no less favorable than those applicable to any other executive of the Company).

     6. Business Expenses. Reasonable travel, entertainment and other business expenses incurred by Executive in the performance of his duties hereunder shall be reimbursed by the Company in accordance with Company policies.

     7. Termination. Executive’s employment may be terminated by the Company at any time. Unless otherwise agreed by the parties, Executive shall be required to give twelve (12) months’ prior written notice of his voluntary termination of employment, other than for Good Reason as defined in Section 7(d). In the event of termination of Executive’s employment hereunder prior to the expiration of the Employment Term, Executive’s rights and entitlements shall be determined in accordance with the following provisions. Upon termination of Executive’s employment by reason of the expiration of the Employment Term, including by reason of his attaining age 65, Executive shall be entitled to the payments, if any, provided in Section 4 as well as the payments he would have received if his employment had been terminated by the Company for Cause as defined in Section 7(a).

     (a) For Cause by the Company. The provisions of this Section (a) shall apply in the event that Executive’s employment hereunder is terminated by the Company for Cause. For purposes of this Agreement, “Cause” shall mean (i) Executive’s willful and continued failure substantially to perform his duties hereunder (other than as a result of total or partial incapacity due to physical or mental illness), (ii) the willful commission by Executive of acts that are dishonest and demonstrably injurious to the Company, (iii) an act or acts on Executive’s part constituting a felony under the laws of the United States or any State thereof or (iv) the suspension or removal from office of Executive by any State or Federal bank regulatory agency or official; provided, however, that in the event of a failure by Executive to perform his duties hereunder as described in subsection (i) above, the Board shall give Executive written notice of the occurrence of (and the facts surrounding) such failure to perform, and such failure to perform shall not give rise to Cause if it is fully corrected (to the satisfaction of the Board as expressed in writing) within 30 days following receipt by Executive of the notice setting out the facts surrounding such failure to perform. If Executive is terminated for Cause, he shall be entitled to receive his Base Salary through the date of termination but shall not be entitled to receive any payment with respect to any bonus amount under the Company’s Annual Incentive Plan or the Long Term Incentive Plan or any other long-term incentive plan in which he participates in respect of the calendar year or any performance period, as the case may be, which has not ended or closed prior to such termination. All other benefits due Executive following Executive’s termination of employment pursuant to this Section 7(a) shall be determined in accordance with the plans, policies and practices of the Company at the time of such termination. Any Notice of Termination (as defined in subsection (g) of this Section 7), communicating the termination of Executive’s employment pursuant to this Section 7(a) shall include a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the entire membership of the Board at a meeting of the Board called and held for that purpose (after reasonable notice to Executive and reasonable opportunity for Executive, together with Executive’s counsel, to be heard before the Board prior to such vote), finding that in the good faith opinion of the Board that any event constituting Cause for termination in accordance with this Section 7(a) has occurred and specifying the particulars thereof in detail.

     (b) Disability. The provisions of this Section (b) shall apply in the event that Executive’s employment terminates on account of Disability. For purposes of this Agreement, “Disability” shall mean Executive’s physical or mental incapacity, which results in his inability to perform his duties for a period of six (6) consecutive months or for an aggregate of six (6) months in any twelve consecutive month period. Any question as to the existence of the Disability of Executive as to which Executive and the Company cannot agree, shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Company. If Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and Executive shall be final and conclusive for all purposes of the Agreement. All fees and expenses charged by any physician in connection with the determinations to be made pursuant to this Section 7(b) shall be paid by the Company.

     Upon termination of Executive’s employment hereunder as a result of Disability, Executive shall receive his Base Salary through the date on which Executive is first eligible to receive payment of disability benefits in lieu of Base Salary under the Company’s employee benefit plans as then in effect, taking into consideration the provisions of Section 5(b). Notwithstanding anything to the contrary contained herein, Executive will be entitled to receive a fraction of the bonus, if any, he would have received under (i) the Company’s Annual Incentive Plan and (ii) each performance award pursuant to the Long Term Incentive Plan in respect of the calendar year or any performance period, as the case may be, which has not ended or closed prior to the Executive’s Disability had he continued to be employed by the Company for the entire such calendar year or performance period, the numerator of which fraction shall be the number of days during such calendar year or performance period, as the case may be, in which the Executive was employed hereunder and the denominator of which fraction shall be 365 in the case of the Annual Incentive Plan and 1095 in the case of any performance award pursuant to the Long Term Incentive Plan. Such amount, if any, shall be paid on the date payment would otherwise be made pursuant to each such Plan. All other benefits due Executive following Executive’s termination of employment on account of Disability shall be determined in accordance with the applicable plans (and the awards granted thereunder to Executive), policies and practices of the Company or its affiliates, including any long term incentive plans as contemplated by Section 4(b)(ii) hereof, as such may be amended or supplemented by the terms of this Agreement.

     (c) Death. Upon termination of Executive’s employment hereunder as a result of Executive’s death, Executive’s estate shall receive his Base Salary at the rate in effect at the time of Executive’s death through the end of the month in which his death occurs. Notwithstanding anything to the contrary contained herein, Executive’s estate will be entitled to receive a fraction of the bonus, if any, he would have received under (i) the Company’s Annual Incentive Plan and (ii) each performance award pursuant to the Long Term Incentive Plan in respect of the calendar year or any performance period, as the case may be, which has not ended or closed prior to the Executive’s death had he continued to be employed by the Company for the entire such calendar year or performance period, the numerator of which fraction shall be the number of days during such calendar year or performance period, as the case may be, in which the Executive was employed hereunder and the denominator of which fraction shall be 365 in the case of the Annual Incentive Plan and 1095 in the case of any performance award pursuant to the Long Term Incentive Plan. Such amount, if any, shall be paid on the date payment would otherwise be made pursuant to each such Plan.

     All other benefits due Executive following Executive’s termination of employment on account of death shall be determined in accordance with the applicable plans (and the awards granted thereunder to Executive), policies and practices of the Company or its affiliates, including any long term incentive plans as contemplated by Section 4(b)(ii) hereof, as such may be amended or supplemented by the terms of this Agreement.

     (d) Without Cause by the Company. If Executive’s employment is terminated by the Company without Cause (other than by reason of Disability or death or his attaining age 65), Executive shall receive, as promptly as practicable following such termination, but in any event not later than 10 business days following such termination, a lump sum payment in cash equal to the sum of (i) the Base Salary at the rate in effect at the time of termination and (ii) the average of the highest five annual bonuses paid to the Executive during the term of his employment with the Company. If Executive’s employment is terminated under the circumstances described in this subsection (d) at any time during the calendar year 2004, in addition to the amounts described in the preceding sentence, he shall also be entitled to an amount equal to the average of the highest five bonuses paid to the Executive pursuant to the Long Term Incentive Plan during the term of his employment. In the event of any such termination without Cause, Executive shall also receive health, life insurance and long-term disability coverage for up to twelve months following such termination, but in no event past his attaining age 65. All other benefits due Executive following Executive’s termination of employment by the Company without Cause shall be determined in accordance with the applicable plans (and the awards granted thereunder to Executive), policies and practices of the Company or its affiliates, including any long term incentive plans as contemplated by Section 4(b)(ii) hereof, as such may be amended or supplemented by the terms of this Agreement.

     Termination without Cause shall include a termination of employment by Executive for “Good Reason.” For purposes of this Agreement, “Good Reason” means:

     (i) any adverse change in Executive’s duties, responsibilities, authority, status or titles; provided, however, that if Executive is promoted and given additional responsibilities, such promotion and additional responsibilities shall not be viewed as an adverse change in Executive’s duties or responsibilities;

     (ii) failure by the Company to pay or provide Executive when due any compensation, benefits or perquisites to which Executive is entitled pursuant to this Agreement or any other plan, contract or arrangement in which Executive participates or is entitled to participate;

     (iii) any assignment of this Agreement by the Company in breach of Section 12(h) hereof; or

     (iv) the failure by the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement, as required pursuant to Section 12(h) hereof.

     (e) Without Good Reason by Executive. If Executive voluntarily terminates his employment with the Company for any reason other than Good Reason, Executive shall be entitled to the same payments he would have received if his employment had been terminated by the Company for Cause.

     (f) Notice of Termination. Any purported termination of employment by the Company or by Executive shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 12(i) hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.

     (g) Adjustment of Payments. Notwithstanding any other provision of this Agreement, if a reduction in the aggregate amount of payments Executive otherwise would be entitled to receive under this Agreement would result in a greater Net After-Tax Amount, as such term is defined below, then such payments shall be reduced to provide the greatest Net After-Tax Amount. For these purposes, the term “Net After-Tax Amount” shall mean the net amount of payments Executive is entitled to receive under this Agreement after giving effect to all taxes that would be applicable to such payments, including, but not limited to, any tax under Section 4999 of the U.S. Internal Revenue Code. The determination of whether any such payment reduction shall be effected shall be made by the Company’s auditors and such determination shall be conclusive and binding upon the parties hereto. The Company and Executive shall cooperate in good faith in making such determination and in providing the necessary information for this purpose. In the event that an adjustment is required pursuant to this subsection (g), reductions in the various payments under this Agreement shall be effected in the order determined by the Executive.

     8. Noncompetition. (a) Executive acknowledges and recognizes the highly competitive nature of the businesses of the Company and its subsidiaries and accordingly agrees as follows:

     (i) During the period of his employment, Executive will not directly or indirectly engage in any business which is in competition with any line of business conducted by the Company or its affiliates (including without limitation by performing or soliciting the performance of services for any person who was a customer or client of the Company or any of its affiliates on the Commencement Date or thereafter) whether such engagement is as an officer, director, proprietor, employee, partner, investor (other than as a holder of less than 1% of the outstanding capital stock of a publicly traded corporation), consultant, advisor, agent, sales representative or other participant, in any geographic area in which the Company or any of its affiliates conducted or planned to conduct any such competing line of business on the Commencement Date or thereafter during Executive’s period of employment hereunder.

     (ii) In the event of any termination of his employment by Executive or by the Company, for a period of one (1) year after such termination of his employment, Executive will not act in a senior executive position with any bank engaged directly, or through any subsidiary, in retail banking in the Company’s market area which is in competition with any line of business conducted or planned to be conducted by the Company or any of its subsidiaries at the time of Executive’s termination of employment (including without limitation by performing or soliciting the performance of services for any person who was a customer or client of the Company or any of its subsidiaries on the Commencement Date or thereafter if such services relate to any line of business conducted or planned to be conducted by the Company or any of its subsidiaries at the time of Executive’s termination of employment).

     (b) During the period of his employment and, in the event of any termination of employment by Executive or by the Company, for a period of one (1) year after such termination, Executive will not directly or indirectly induce any employee of the Company or any of its subsidiaries to engage in any activity in which Executive is prohibited to engage by paragraph (a) above or to terminate his or her employment with the Company or any of its subsidiaries and will not directly or indirectly employ or offer employment to any person who was employed by the Company or any of its subsidiaries unless such person shall have ceased to be employed by the Company or any of its subsidiaries for a period of at least 12 months.

     (c) It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in this Section 8 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

     9. Confidentiality. Executive will not at any time (whether during or after his employment with the Company) disclose or use for his own benefit or purposes or the benefit or purposes of any other person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise other than the Company and any of its subsidiaries or affiliates, any trade secrets, information, data, or other confidential information relating to customers, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, manufacturing processes, financing methods, plans, or the business and affairs of the Company generally, or of any subsidiary or affiliate of the Company, provided that the foregoing shall not apply to information which is not unique to the Company, which is generally known to the industry or the public other than as a result of Executive’s breach of this covenant or which is requested pursuant to a subpoena or any other means of inquiry by Federal or State authorities. Executive agrees that upon termination of his employment with the Company, for any reason, he will return to the Company immediately all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of the Company and its subsidiaries, except that he may retain personal notes, notebooks and diaries. Executive further agrees that he will not retain or use for his account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of the Company or its subsidiaries.

     10. Specific Performance. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Sections 8 or 9 would be inadequate and, in recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

     11. Indemnification. The Company will indemnify Executive to the fullest extent permitted by the laws of the State of Delaware and the Certificate of Incorporation and ByLaws of the Company, as in effect at the time of the subject act or omission and Executive shall be entitled to the protection of any insurance policies the Company may elect to maintain generally for the benefit of its directors and officers (and to the extent the Company maintains such an insurance policy or policies, Executive shall be covered by such policy or policies, in accordance with its or their terms to the maximum extent of the coverage available for any Company officer or director), against all costs, charges and expenses whatsoever incurred or sustained by him or his legal representatives (including but not limited to any judgment entered by a court of law) at the time such costs, charges and expenses are incurred or sustained, in connection with any action, suit or proceeding to which Executive (or his legal representatives or other successors) may be made a party by reason of his being or having been a director, officer or employee of the Company, or any subsidiary of the Company, or his serving or having served any other enterprise as a director, officer or employee at the request of the Company. Executive’s rights under this Section 11 shall continue without time limit for so long as he may be subject to any such liability, whether or not his term of employment may have ended.

12. Miscellaneous.

     (a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

     (b) Entire Agreement/Amendments. This Agreement (including any compensation or benefit plans, programs, policies or agreements referred to herein,

as their terms may be supplemented or amended hereby) contains the entire understanding of the parties with respect to the employment of Executive by the Company and supersedes the Prior Agreement in its entirety. To the extent that this Agreement conflicts with the terms of any compensation or benefit plan, program, policy or agreement other than the Executive Supplemental Retirement Agreement, the terms of this Agreement shall govern. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

     (c) No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

     (d) Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

     (e) Assignment. This Agreement shall not be assignable by Executive and shall be assignable by the Company only with the consent of Executive, which consent shall not be unreasonably withheld.

     (f) Mitigation. Except as set forth below, Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment. Anything in this Agreement to the contrary notwithstanding, in the event that Executive provides services for pay following the termination of his employment hereunder to anyone other than the Company or any of its affiliates or subsidiaries, effective upon commencement of such substitute employment, Executive shall notify the Company, and the amount of benefits to which Executive would otherwise be entitled pursuant to this Agreement shall be reduced (but not below zero) by any such benefits provided by Executive’s new employer; provided, however, that the foregoing shall not be construed to require Executive to return any amount of compensation other than in respect of health, life insurance or long-term disability coverage already received pursuant to any term of this Agreement.

     (g) Arbitration. Any dispute between the parties to this Agreement arising from or relating to the terms of this Agreement or the employment of Executive by the Company shall be submitted to arbitration in Rhode Island under the auspices of the American Arbitration Association.

(h) Successors; Binding Agreement.

     (i) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Such assumption and agreement shall be obtained prior to the effectiveness of any such succession. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise. The term “Company” shall also mean any affiliate of the Company to which Executive may be transferred and the Company shall cause such successor employer to be considered the “Company” bound by the terms of this Agreement and this Agreement shall be amended to so provide.

     (ii) This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If Executive should die while any amount would still be payable to Executive hereunder if Executive had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the devisee, legatee or other designee of Executive or, if there is no such designee, to the estate of Executive.

     (i) Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the execution page of this Agreement, provided that all notices to the Company shall be directed to the attention of the Board with a copy to the Secretary of the Company, and with a copy to the Secretary of The Royal Bank of Scotland plc, 42 St. Andrew Square, Edinburgh, EH2 2YE, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

     (j) Legal Fees and Expenses and Continuation of Benefits. In the event of a bona fide dispute between the Company and Executive with respect to Executive’s rights under this Agreement, the Company shall pay to Executive up to $50,000 for reasonable legal fees and expenses (including fees and expenses incurred in connection with an arbitration) certified by Executive as actually incurred and necessary to enforce or protect such rights. If such dispute shall be finally determined by a court of competent jurisdiction in favor of Executive, the Company shall reimburse Executive for all reasonable legal fees and expenses over $50,000 incurred by Executive in connection therewith.

     (k) Conditions. This Agreement shall be subject to the approval of the Remuneration Committee of RBS.

     (l) Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same agreement.

      IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

/s/ LAWRENCE K. FISH Lawrence K. Fish 171 Heath Street Brookline, MA 02467

CITIZENS FINANCIAL GROUP, INC.

By: /s/ Robert L. McCabe
Robert L. McCabe Chairman of Citizens Joint Compensation Committee 1 Citizens Plaza Providence, RI 02903-1339